EXHIBIT 99.1

Code of Conduct and Business Ethics

1.	Introduction

This Code of Conduct and Business Ethics (the “Code”) has been adopted by the Board of Directors of Equinox Gold Corp. (the “Company”) to summarize the standards of business conduct and ethics that must guide our Company actions. It has been adopted to assist all directors, officers and employees of the Company and its subsidiaries, as well as any third party working or acting on the Company’s behalf (collectively referred to as “Company Personnel”) in making decisions regarding the affairs of the Company. This Code has been issued to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
•	confidentiality of corporate information;
•	protection and proper use of corporate assets and opportunities;
•	compliance with applicable governmental laws, rules and regulations;
•	the prompt internal reporting of any violations of this Code to an appropriate person or person identified in the Code; and
•	accountability for adherence to the Code.

This Code (a) provides guidance to you on your ethical and legal responsibilities; and (b) states basic principles that should guide the affairs of the Company and deals with certain specific situations but is not comprehensive. We expect all Company Personnel to comply with the Code, and the Company is committed to taking prompt and consistent action against violations of the Code. Violation of the standards outlined in the Code may be grounds for disciplinary action up to and including termination of employment or other business relationships. Company Personnel who are aware of suspected misconduct, illegal activities, fraud, abuse of the Company’s assets or violations of the standards outlined in the Code are responsible for reporting such matters.

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Company Personnel are encouraged to consult with one of the Reporting Contacts (see Schedule “A” Reporting Contacts) for direction of specific issues on conflicts or potential conflicts and to report a potential or suspected violation of the Code.

2.	Basic Obligations

Under the Company’s ethical standards, Company Personnel share certain responsibilities. It is your responsibility to (a) become familiar with, and conduct Company business in compliance with, applicable laws, rules and regulations and this Code; (b) treat all Company employees, customers and business partners in an honest and fair manner; (c) avoid situations where your personal interests are, or appear to be, in conflict with the Company interests; and (d) safeguard and properly use the Company’s proprietary and confidential information, assets and resources, as well as those of the Company’s customers and business partners.

The Company and all Company Personnel shall comply with the following obligations:

A.	Basic Principles

Conduct the Company's business and affairs honestly and with integrity, using high ethical standards.

B.	Accurate Financial Recording

Maintain records that accurately reflect the Company's operations. The Company’s consolidated financial statements shall be prepared in accordance with International Financial Reporting Standards (IFRS) and applicable securities laws. The statements shall be prepared using the highest standards of integrity.

C.	Compliance with Laws

Comply fully with the laws of each jurisdiction in which the Company does business, including those applicable to the Company’s securities and trading in such securities, as well as the requirements of any exchange on which the Company’s securities may be listed and avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with the law. Company Personnel shall not commit or condone an illegal act or instruct other Company Personnel to act illegally on the Company’s behalf.

D.	Obligations to Shareholders

Conduct the Company's affairs with a view to the best interests of the Company as a whole and to enhance shareholder value.

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E.	Use of Company Property

Use Company property and assets, and their position, only for legitimate business purposes of the Company, and not for personal gain or the personal benefit of any person. Company property and assets include, but are not limited to, confidential information about the Company's business, ideas, plans and strategies. The Company's internet, e-mail, and voicemail services should be used only for business-related activities, and may be monitored by the Company, subject to applicable laws, at any time without notice to ensure compliance with this Code. Telecommunications facilities such as telephone, cellular phones, facsimile, internet and e-mail are Company property. Use of these facilities imposes certain responsibilities and obligations on all Company Personnel. Usage must be ethical and honest with a view to preservation of and due respect for the Company’s intellectual property, security systems, personal privacy, and freedom of others from intimidation, harassment, or unwanted annoyance.

Company Personnel must account for the use of assets and property belonging to the Company and are prohibited from the personal use of such assets or property, as well as the questionable or unethical disposition of Company assets or property. All Company Personnel should protect the Company’s assets and ensure their efficient use.

F.	Stock Trading and Use of Material Information

Comply with the Company's Policy on Insider Stock Trading and Use of Material Information (the “Insider Trading Policy”).

G.	Respect and Tolerance

Adhere to all national, provincial, state or other local employment laws. In addition to any other requirements of applicable laws in a particular jurisdiction, the Company policy prohibits discrimination, intimidation or harassment in any aspect of employment based on race, colour, age, gender, sexual orientation, marital status, physical or mental disability, national or ethnic origin or religious beliefs within the meaning of applicable laws. Company Personnel are entitled to work in an environment which is respectful of their dignity, rights, needs and individual differences. The Company’s employment decisions will be based on reasons related to our business, such as job performance, individual skills and talents, and other business-related factors.

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H.	Environmental Standards

Conduct the Company's exploration, development and mining operations using environmental best practices in the jurisdictions in which the Company operates with a goal to protecting human health, minimizing impact on the ecosystem and returning exploration and mining sites to a high environmental standard.

I.	Health and Safety

Comply with all applicable laws and regulations relating to safety and health in the workplace in all jurisdictions in which it operates. Company Personnel are expected to promote a positive working environment for all. Company Personnel are expected to consult and comply with all Company rules regarding workplace conduct and safety and are expected to immediately report to a supervisor any unsafe or hazardous conditions or materials, injuries, and accidents connected with our business and any activity that compromises Company security. Company Personnel must not work under the influence of any substances that would impair the safety of others. All threats or acts of physical violence or intimidation are prohibited. The Company is committed to making the work environment safe, secure and healthy for all Company Personnel.

J.	Contribution to Local Communities

Conduct the Company's operations with a view to respecting and enhancing the economic and social situations of the communities in which the Company operates.

K.	Dealing with Public Officials

Comply with the Company’s Anti-Bribery and Anti-Corruption Policy.

L.	Benefits Given or Received

Comply with the Company’s Anti-Bribery and Anti-Corruption Policy.

M.	Other Entities to be Ethical

Use reasonable efforts to ensure that the companies and individuals with which the Company does material business also observe high ethical standards.

3.	Reporting Concerns

If you should learn of a potential or suspected violation of the Code, you have an obligation to promptly report the violation. You may do so by reporting the situation, orally or in writing and, if preferred, anonymously, to the entities listed in Schedule “A” Reporting Contacts.

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All reports of violations will be kept confidential except if otherwise required by law. Company Personnel who are in breach of the Code may be subject to disciplinary action including, but not limited to, termination of employment or other business relationships. Individuals should be aware that in addition to any disciplinary action taken by the Company, violations of this Code may require restitution and may lead to civil or criminal action against individual employees, directors and officers and any other third party involved.

4.	Policy Against Retaliation

Retaliation or taking adverse action in any form against any individual who reports a violation of this Code or of law, in good faith, or who assists in the investigation of a reported violation, is itself a serious violation of this Code and is strictly prohibited.

Any individual who has been found to have engaged in retaliation against Company Personnel for raising, in good faith, a Code concern or for participating in the investigation of such a concern will be disciplined appropriately, up to and including termination of employment or other business relationships. If any individual believes that he or she has been subjected to such retaliation, that person is encouraged to report the situation, as soon as possible, to one of the Reporting Contacts detailed in Schedule “A”.

5.	Diversity

The Company recognizes the benefits arising from employee and Board diversity, including a broader pool of high quality employees, improving employee retention, accessing different perspectives and ideas and benefiting from all available talent.  We respect and value the perspectives, experiences, cultures and essential differences our employees possess.  We understand that achievement and fulfillment of individuals’ career potential are only made possible by the development and advancement opportunities, training and mentoring provided to all of our personnel, throughout our organization.  We recruit, retain, reward and develop our people based upon their abilities and contributions. Management provides the leadership framework and direction and it is the responsibility of everyone at the Company to sustain a culture that promotes and supports principles of diversity and inclusivity.

The Company will endeavor to increase diversity throughout the Company Personnel and does not support the adoption of fixed percentages or quotas for any selection criteria to support this Policy. Directors, executives and employees will be recruited and/or promoted based upon their respective abilities and contributions.

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6.	Conflicts of Interest and Corporate Opportunity (Ownership of Equity in a Competitor Company)

Company Personnel should not engage in any activity, practice or act which conflicts with the best interests of the Company. A conflict of interest occurs when Company Personnel places or finds themselves in a position where private interests conflict with the best interests of the Company or have an adverse effect on the individual’s motivation or the proper performance of their job. Examples of such conflicts include, but are not limited to:

•	accepting outside employment with, or accepting personal payments from, any organization which does business with the Company or is a competitor of the Company;
•	accepting or giving gifts of more than modest value to or from vendors or clients of the Company;
•	competing with the Company for the purchase or sale of property, services or other interests or taking personal advantage of an opportunity in which the Company has an interest;
•	supplying products or services to the Company (other than professional services such as legal, accounting, geological or financial advisory services);
•	seeking or accepting personal loans or services from any entity with which the Company does business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;
•	accepting any personal loan or guarantee of obligations from the Company except to the extent such arrangements are legally permissible;
•	having immediate family members who have a financial interest in a firm which does business with the Company; and
•	having an interest in a transaction involving the Company or a customer, business partner or supplier (not including routine investments in publicly traded companies).

Company Personnel must not place themselves, or remain, in a position in which their private interests conflict with the interests of the Company.

If the Company determines that an employee’s outside work interferes with performance or the ability to meet the requirements of the Company, as they are modified from time to time, the employee may be asked to terminate the outside employment if he or she wishes to remain employed by the Company. To protect the interests of both the employees and the Company, any such outside work or other activity that involves potential or apparent conflict of interest may be undertaken only after disclosure to the Company by the employee and review and approval by management.

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If a member of a director's, officer's, employee's or consultant's immediate family holds a greater than 5% equity interest in, is a director, officer or employee of or has a significant financial stake in a competitor to the Company, this will be considered a conflict situation that will be required to be disclosed. Where a conflict or potential conflict arises in the situation of a director or officer, such individual shall comply with applicable corporate laws with respect to such conflict.

7.	Confidentiality Concerning Company Affairs

It is the Company’s policy that business affairs of the Company are confidential and should not be discussed with anyone outside the organization except for information that has already been made available to the public.

8.	Competition and Fair Dealing

We seek competitive advantages through superior performance, not through unethical or illegal business practices. Information about other companies and organizations, including competitors, must be gathered using appropriate methods. Illegal practices such as trespassing, burglary, misrepresentation, wiretapping and stealing are prohibited. Possessing trade secrets that were obtained without the owner’s consent, or inducing such disclosures by customers or past or present employees of other companies is prohibited. Company Personnel should endeavour to respect the rights of, and deal fairly with, our customers, suppliers, competitors and employees and shall not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair business practice.

9.	Disclosure

The Company is committed to providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities regulatory requirements. The goal of our Communications and Corporate Disclosure Policy (the “Disclosure Policy”) is to raise awareness of the Company’s approach to disclosure among Company Personnel and those authorized to speak on behalf of the Company.

The Disclosure Policy covers disclosures in documents filed with the securities regulators and written statements made in the Company’s annual and quarterly reports, news releases, letters to shareholders, presentations by senior management, information contained on the Company’s web site and other electronic communications. It extends to oral statements made in meetings and telephone conversations with members of the investment community (which includes analysts, investors, investment dealers, brokers, investment advisers and investment managers), interviews with the media as well as speeches and conference calls.

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10.	Accuracy of Company Records

Canadian public companies are required to comply with International Financial Reporting Standards (IFRS). Accordingly, you are responsible for ensuring the accuracy of all books and records within your control and complying with all Company policies and internal controls. All Company information must be reported accurately, whether in internal personnel, safety or other records or in information we release to the public or file with government agencies.

11.	Abusive or Harassing Conduct Prohibited

The Company policy prohibits abusive or harassing conduct by any Company Personnel toward others, such as unwelcome sexual advances, comments based on ethnicity, religion or race, or other non-business, personal comments or conduct that make others uncomfortable in their employment with us. We encourage and expect you to report harassment or other inappropriate conduct as soon as it occurs.

12.	Privacy

The Company, and Company Personnel authorized by the Company, collect and maintain personal information that relates to your employment, including compensation, medical and benefit information. The Company follows procedures to protect information wherever it is stored or processed, and access to your personal information is restricted. Your personal information will only be released to outside parties in accordance with the Company’s policies and applicable legal requirements. Company Personnel who have access to personal information must ensure that personal information is not disclosed in violation of the Company’s policies or practices.

13.	Waivers and Amendments

Only the Board of Directors may waive application of or amend any provision of this Code. A request for such a waiver should be submitted in writing to the Board of Directors for its consideration. The Company will promptly disclose to investors all substantive amendments to the Code, as well as all waivers of the Code granted to directors or officers in accordance with applicable laws and regulations.

14.	No Rights Created

This Code is a statement of the fundamental principles and key policies and procedures that govern the conduct of our business. It is not intended to, and does not in any way, constitute an employment contract or an assurance of continued employment or create any rights in any employee, director, officer, consultant, client, supplier, competitor, shareholder or any other person or entity.

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15.	Commitment
•	To demonstrate our determination and commitment, the Company asks that each employee review the Code periodically and take the opportunity to discuss with management any circumstances that may have arisen which could be an actual or potential violation of these ethical standards of conduct.
•	Directors and officers are required to acknowledge that they have read this Code annually.
•	Employees are required to sign the Code when they are engaged or when the Code is amended in any material respect.

Approved by the Board of Directors

Date: January 28, 2019 (updated August 10, 2020)

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Schedule “A”

Reporting Contacts

IntegrityCounts

You can make a report either online, by phone or by email, using our anonymous reporting service hosted by IntegrityCounts.

A.	Online: https://www.integritycounts.ca/org/equinoxgold

Please type in ‘Equinox Gold’ as the company name, write your report and categorise the Concern.

B.	By phone:

Please call one of the following numbers. You can talk to an operator or choose to leave a voicemail if you prefer not to speak to an operator:

Canada & U.S.: 1-866-921-6714

Mexico: 800-099-0642

Brazil: 0-800-761-1959

C.	By email:

Please write to: equinoxgold@integritycounts.ca

The Audit Committee Chair may be contacted by:

Email: Lenard F. Boggio, len.boggio@equinoxgold.com

Phone: +1 (604) 558-0560 ext. 137

Equinox Gold Corp. – Code of Conduct and Business Ethics	Schedule A

Schedule “B”

Acknowledgement

I acknowledge having received, reviewed and understood the terms of the Equinox Gold Corp. “Code of Conduct and Business Ethics” and hereby agree to conduct myself in accordance with such policy and its requirements.

Print Name:

Signature:

Position:

Date:	_______________________, 20____

Equinox Gold Corp. – Code of Conduct and Business Ethics	Schedule B